# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viant Technology Inc., CIK 0001828791
CUSIP: 92557A101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001843103

## Reporting persons
- Timothy Vanderhook: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 8,702,144; shared voting power 0; sole dispositive power 8,702,144; shared dispositive power 0; aggregate amount beneficially owned 8,702,144 (32.4% of the class)

## Item 1. Issuer
Name of issuer: Viant Technology Inc.
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California, 92612

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Timothy Vanderhook (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Viant Technology Inc., 2722 Michelson Drive, Suite 100, Irvine, CA 92612.
Citizenship: The Reporting Person is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of the shares of Class A Common Stock as of March 31, 2026, based upon 18,270,658 shares of the Issuer's Class A Common Stock outstanding as of April 9, 2026, as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 23, 2026. The ownership information assumes the redemption of the Class B units of Viant Technology LLC ("Class B Units") beneficially owned by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis.

The Reporting Person may be deemed to beneficially own 8,702,144 shares of Class A Common Stock, including: (i) 153,210 shares of Class A Common Stock held of record by the Reporting Person, (ii) 715,160 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of March 31, 2026, (iii) 6,626,214 shares of Class A Common Stock underlying Class B Units held of record by the Reporting Person and (iv) 1,207,560 shares of Class A Common Stock underlying Class B Units held in grantor retained annuity trusts for the benefit of the Reporting Person's children, each of which the Reporting Person serves as trustee.
Percent of class: 32.4
Sole power to vote or to direct the vote: 8702144
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8702144
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Person acknowledges and agrees that he is acting as a "group" with Capital V LLC and Christopher Vanderhook within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of the date hereof, such a "group" would be deemed to beneficially own an aggregate of 44,848,614 shares of Class A Common Stock, or 71.5% of the Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Timothy Vanderhook: Timothy Vanderhook, Chief Executive Officer (05/13/2026)